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                                                   FLAG Telecom Holdings Limited
                                                               Emporium Building
                                                                       4th Floor
                                                               69th Front Street
                                                                 Hamilton, HM 12
                                                                         BERMUDA


18 February 1999

AT&T Capital Corporation
c/o New Court Capital Inc.
2 Gatehall Drive
1st Floor
Parsippany
NJ 07054
USA

We agree that registration rights applicable to the Class B shares held by you in the capital of FLAG Limited (the "Shares"), shall apply equally to the ordinary shares in the capital of FLAG Telecom Holdings Limited which are to be issued to you in exchange for the transfer of the Shares to us.

We also agree that FLAG Telecom Holdings Limited shall be responsible for, and shall indemnify AT&T Capital Corporation from and against, any issue, transfer tax, stamp duty or other taxes that may be payable in respect of any issue, delivery or transfer of the Shares to us (it being understood that such taxes shall not include taxes levied on AT&T Capital Corporation's income, gross receipts, capital gains or net income).

Regards.



Director